"Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
CUIT 30-70496280-7

Autonomous City of Buenos Aires, June 7, 2010

To the

Comisión Nacional de Valores (National Securities Exchange Commission)

Ref.:	Grupo Financiero Galicia S.A. – Issuance of
Class II Negotiable Obligations for a face value of up to US$ 45,000,000

Dear Sirs,

We are writing to you in relation to the Class II notes to be issued for a face value of up to US$ 45,000,000 in two series, Series II (“Series II Notes”) and Series III (“Series III Notes”), under the global program for the issuance of notes for a face value of up to US$ 60,000,000, or the equivalent thereof in another currency.

Accordingly, we inform you that at the conclusion of the Subscription Period, we will issue Class II, Series II and Class II, Series III Negotiable Obligations for a total face value of up to US$ 45,000,000, but no Class II, Series I Negotiable Obligations, as was potentially contemplated in the Pricing Supplement.

The notes to be issued will have the following terms:

Series II Notes:

1.	Principal Amount: US$ 18.143.291.

2.	Date of issuance: June 8, 2010.

3.	Issue Price: 101,82% of face value.

4.	Maturity Date: May 29, 2012.

5.	Payment of Principal: The aggregate principal amount of the Series II Notes shall be paid in one lump sum on May 29, 2012.

6.	Payment of Interest: Interest on the Series II Notes shall be payable on December 5, 2010, June 3, 2011, November 30, 2011 and May 29, 2012.

7.	ISIN/Common Code: XS0511059155/051105915.

Series III Notes:

1.	Principal Amount: US$ 26.856.709.

2.	Date of issuance: June 8, 2010.

3.	Issue Price: 101,28% of face value.

4.	Maturity Date: May 21, 2013.

"Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
CUIT 30-70496280-7

5.	Payment of Principal: The aggregate principal amount of the Series III Notes shall be paid in one lump sum on May 21, 2013.

6.	Payment of Interest: Interest on the Series III Notes shall be payable on December 5, 2010, June 3, 2011, November 30, 2011, May 28, 2012, November 24, 2012 and May 21, 2013.

7.	ISIN/Common Code: XS0511059312/051105931.

Yours faithfully,

_____________________________
Pedro A. Richards
Attorney in fact
Grupo Financiero Galicia S.A.